FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer



                      Pursuant to Rule 13A-16 or 15D1-6 of
                       the Securities Exchange Act of 1934


For the month of:  February 2005

Commission File Number:  000-26165


                                   IQ POWER AG
                (Translation of registrant's name into English)


                                  Erlenhof Park
                              Inselkammer Strasse 4
                          D-82008 Unterhaching, Germany
       -------------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F  [X]          Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes ______               No ______


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -- _________


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Explanatory Note: iQ Power AG is incorporated under the laws of Switzerland and is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act") on Form 20-F. We are a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933, as amended. Accordingly, our equity securities are not subject to the reporting requirements under Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

                               SUMMARY INFORMATION

     On February 28, 2005, iQ Power AG ("iQ Power") notified brokers and shareholders in Germany that a collective custody arrangement would be established with Clearstream Banking AG, Frankfurt am Main ("Clearstream") effective April 4, 2005, for the European market and settlement of iQ Power registered shares in Europe. iQ Power brokers and shareholders were instructed to tender physical share certificates with an appropriate stock power to UBS, Zurich (f/o CBL Acc. 60.768.S2) together with a letter which specifies the number of shares being submitted, the complete account details of the bank and its correspondent bank, and the name and address of the shareholder for collective custody with Clearstream. The tendered shares will then be credited by Dresdner Bank AG, Frankfurt am Main to the CASCADE-Acc. of the respective depositary bank with Clearstream Banking AG. The collective custody arrangement with Clearsteam will facilitate an efficient trading market for iQ Power registered shares in Europe.

     In connection with the collective custody arrangement with Clearstream, the ISIN for iQ Power registered shares will be changed from ISIN CH 00196386478
(old) to ISIN CH 0020609688 (new). Physical share certificates of iQ Power registered shares bearing the ISIN CA 44985N2059 (old) can be exchanged for certificates bearing ISIN CH 0020609688 (new) by delivering such certificate to Computershare Canada Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9. The collective custody arrangement with Clearsteam is expected to be effected on April 4, 2005.

     Set forth below is information sent to brokers and shareholders in Germany.

1. PHYSICAL SHARE CERTIFICATES WITH ISIN CA 44985N2059 BEFORE THE TRANSFER TO COLLECTIVE SAFE CUSTODY

The shares of IQ Power with ISIN CA 44985N2059 can be delivered directly to the UBS, Zurich (f/o CBL Acc. 60.768.S2 for sub a/c nnnnn (Account of the sharesholder's bank).

A stock power must accompany the physical share certificates.

2. PHYSICAL SHARES CERTIFICATES WITH THE ISIN CH 00196386478/ WKN A0DKTR BEFORE THE TRANSFER TO COLLECTIVE SAFE CUSTODY:



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The shares of IQ Power with ISIN CH 00196386478 (old) must be delivered to UBS,
Zurich (f/o CBL Acc. 60.768.S2 for sub a/c nnnnn (Account of the shareholder's bank)

A stock power must accompany the physical share certificates.

3: PHYSICAL SHARE CERTIFICATES WITH ISIN CA 44985N2059 AFTER THE TRANSFER TO COLLECTIVE SAFE CUSTODY:

The physical share certificates are to be delivered to Computershare Canada Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9. The delivery of the shares must be accompanied by a letter which specifies the number of shares being submitted, the complete account details of the bank and its correspondent bank, and the name and address of the shareholder.

The shares will then be credited by Dresdner Bank AG, Frankfurt am Main to the CASCADE-Acc. of the respective depositary bank with Clearstream Banking AG.

This way of delivery may refer to deliveries in the context of the transfer to collective safe custody. After this transaction has been completed, detailed information on how to proceed in the case of further deliveries will be available.

4. PHYSICAL SHARE CERTIFICATES WITH ISIN CH 00196386478/ WKN A0DKTR AFTER THE TRANSFER TO COLLECTIVE SAFE CUSTODY:

Delivery to Dresdner Bank AG, Frankfurt am Main, OSS SO, Lieferung, WP Tresor, GA8, 1.UG, 60301 Frankfurt am Main. The delivery of the shares must be accompanied by a letter which specifies the number of shares being submitted, the complete account details of the bank and its correspondent bank, and the name and address of the shareholder.

The shares will then be credited by Dresdner Bank AG, Frankfurt am Main to the CASCADE-Acc. of the respective depositary bank with Clearstream Banking AG. This way of delivery may refer to deliveries in the context of the transfer to collective safe custody. After this transaction has been completed, detailed information on how to proceed in the case of further deliveries will be available.

5. BOOK ENTRIES IN ISIN CA

The existing entries in the old ISIN CA 44985N2059 in the USA and in Canada must be exchanged into the ISIN CH and delivered via UBS to SIS.

The deposits of CBL-clients which have not been exchanged by March 4, 2005, will be automatically exchanged, converted and relocated on March 7, 2005.

6. BOOK ENTRIES IN CH-ISIN BEFORE TRANSFER INTO COLLECTIVE SAFE CUSTODY:


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Book  entries in the ISIN CH,  which are not held  through  Clearstream  must be delivered in advance to UBS, Zurich (f/o CBL Acc. 60.768.S2 for sub a/c nnnnn (Account of the shareholder's bank).

7. DEBIT OF BALANCES HELD IN SWITZERLAND / CREATION OF BALANCES IN GERMANY

On the appointed date April 1, 2005, the positions in WR (non-collective safe custody) in the old ISIN CH 00196386478 (old) will be debited by Clearstream Banking AG, Frankfurt am Main. On the April 4, 2005 these positions will be replaced by a credit to the relevant CASCADE-Acc. in the form of collective safe custody shares in the ISIN CH 0020609688 (new).

WR-balances, which have not been converted by April 1, 2005, can after the April 4, 2005 exchanged using the delivery for payment process into collective safe custody balances. Delays are possible when using this process.

The change over of unsettled  trades from the WR ISIN CH 00196386478  (old) into
the  collective   safe  custody  ISIN  CH  0020609688   (new)  will  take  place
automatically between April 1, 2005 and April 4, 2005.


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                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      iQ POWER AG


                                      By Peter E. Braun
                                         --------------------------------------
                                         Peter E. Braun,
                                         Chief Executive Officer




Date:  February 28, 2005